Exhibit (a)(1)(H)

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BEA SYSTEMS, INC.

November 15, 2007

Review of your Decision to Decline or Withdraw from the Offer

You have either elected to decline participation in the Offer or to withdraw your eligible options from participation in the Offer. If you wish to reconsider your election to decline or withdraw, please submit a properly completed and signed election form prior to the expiration date which will be 9:00 p.m., Pacific Time, December 14, 2007, unless we extend the Offer.

We want to make sure that you understand that declining or withdrawing from the Offer means:

1.	You agree that you will pay all additional Federal and State tax penalties with respect to the non-tendered options;

2.	You decline the amendment or replacement of the non-tendered options; and

3.	You decline the cash bonus payment, if applicable, in January of 2008.

Please note that you may change your decision to decline or withdrawal from the Offer by submitting a properly completed and signed election form prior to the expiration date which will be 9:00 p.m., Pacific Time, December 14, 2007, unless we extend the Offer.

If the above is not your intent, we encourage you to Return to the Previous Screen by clicking on the RETURN TO PREVIOUS SCREEN button below and change your election. Should you have any questions, please feel free to call (408) 817-4355.

Is the above information correct? If yes, click PROCEED TO CONFIRMATION button to continue. If no, click RETURN TO PREVIOUS SCREEN button.